Exhibit 1

Press Release	Trade under the symbol (TSX): PJC.SV.A
For immediate release

THE JEAN COUTU GROUP -  SECOND QUARTER RESULTS

Longueuil, January 12, 2005 – As previously announced in a press release dated December 9, 2004, The Jean Coutu Group (PJC) Inc. (‘‘PJC’’ or the “Company”) confirmed today that, in compliance with CSA Staff Notice 57-301, it had filed a Notice of Default for failing to file its financial statements for the second quarter on time.

As discussed in the Company’s prior announcement, this Notice is expected to result in a Management Cease Trading Order being issued with effect from January 12, 2005 which will preclude officers, directors and specified insiders from trading in securities of the Company until such time as the financial statements are filed. The text of the Notice of Default follows:

Pursuant to CSA Staff Notice 57-301

1.          Reporting periods for which the company is not able to file financial statements on time:

Unaudited interim financial statements for the 13-week period ended November 27, 2004 which were due on January 11, 2005.

2.   Reasons for the default:

On July 31, 2004, the Company completed the acquisition of Eckerd which enabled it to add some 1,549 outlets and other assets to the existing network of 655 outlets. As a result of the acquisition, the Company is proceeding to the conversion of several distinct general ledger and reporting systems into one integrated system. The Company is working diligently during the Brooks-Eckerd conversion and integration process but has elected to delay the release of its quarterly results to ensure that it produces the interim financial information that shareholders expect.

3.   Expected filing date:

The Company expects to file the aforementioned financial statements no later than January 25, 2005.

4.   Date on which issuer cease trading order (CTO) may be imposed:

The date that is two months after the filing deadline of the unaudited financial statements is March 12, 2005. The securities regulators may impose an issuer cease trading order (CTO) if the required financial statements are not filed by that time. The issuer CTO may be imposed sooner if the Company fails to file its Default Status Reports, as required under this Notice, on a bi-weekly basis.

5.   Default status reports:

The Company confirms that it intends to satisfy the provisions of Appendix B to Notice 57-301 so long as it remains in default of the filing requirements set out above.

6.   Other material information:

The Company confirms that there is no other material information concerning the affairs of the Company that has not been generally disclosed.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,209 corporate and affiliated drugstores (under the banners of Eckerd, Brooks, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 59,600 people.

The Jean Coutu Group’s United States operations employ over 45,600 persons and comprise 1,888 corporate owned Eckerd and Brooks drugstores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and the drugstores affiliated to its network employ over 14,000 people and comprise 321 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Website:	www.jeancoutu.com

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Source:	The Jean Coutu Group (PJC) Inc.
André Belzile
Senior Vice-President Finance and Corporate Affairs
The Jean Coutu Group (PJC) Inc.
(450) 646-9611, ext. 1129

Information:	Michael Murray
Investor Relations
(450) 646-9611, ext. 1068

Hélène Bisson
Media and Public Relations
(514) 842-8860, ext. 343